UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Cameco Corporation

(Exact name of registrant as specified in its charter)

Canada	1-14228	98-0113090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2121-11th Street West Saskatoon, Saskatchewan, Canada		S7M 1J3
(Address of principal executive offices)		(Zip code)

Heidi Shockey 306-956-6200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item  1.01 - Conflict Minerals Disclosure and Report

This Conflict Minerals Report of Cameco Corporation (“Cameco,” “the Company,” “we,” or “our”) has been prepared by the Company on a consolidated basis for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Conflict minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are limited to tantalum, tin and tungsten and gold for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and a country that shares an internationally recognized border with The Democratic Republic of Congo.

Cameco conducted a review of its products and product components to determine which, if any, may be subject to the disclosure requirements of Rule 13p-1. The review was conducted by an internal, multi-disciplinary working group. Following this review, the working group determined that during the Reporting Period Cameco had contracted to manufacture certain radiation detection and safety equipment that may contain conflict minerals and that the use of these minerals is necessary to the functionality of these products (the “Covered Products”). The working group also determined that the use of conflict minerals is not necessary for the production of any Covered Products. Sales of the Covered Products represented less than 0.03% of Cameco’s revenues in 2024. Other than the Covered Products, the working group determined that the Company’s products do not otherwise contain conflict minerals.

Cameco does not directly source conflict minerals from smelters, refiners or mines, nor does it have direct knowledge of the country of origin and chain of custody of the conflict minerals due to the complexity of its supply chain and the number of intermediaries between Cameco and the mine(s) where the conflict minerals were sourced. As a result, Cameco’s ability to identify the origin and chain of custody of its conflict minerals and determine whether they directly or indirectly financed or benefited armed groups or conflicts in any Covered Country is limited. Distributors supply all of the Covered Products to Cameco and therefore, Cameco relies on these distributors for information relating to the conflict minerals in the Covered Products, which in turn similarly rely on their manufacturers and suppliers as each distributor is too far removed from the actual source of any conflict minerals to ascertain whether such conflict minerals originated in a Covered Country.

In accordance with Rule 13p-1, the Company conducted a reasonable country of origin inquiry (“RCOI”) to determine whether the Company had reason to believe that any of the conflict minerals necessary to the functionality of the Covered Products may have originated in the Covered Countries. The working group prepared a questionnaire to determine whether there was reason to believe the conflict minerals originated in a Covered Country and requested that the Company’s distributors distribute the questionnaire to the manufacturers and suppliers of the Covered Products. Through these efforts, the Company has received a response relating to a portion of the Covered Products. The working group has followed up regarding the questionnaires, but has not yet received responses from all of the suppliers and manufacturers of Covered Products. The Company expects that the working group will continue its efforts to obtain responses during the 2025 reporting period and plans to include information about these efforts in its next Form SD relating to conflict minerals. Based on the response received to date, the Company has no reason to believe that the conflict minerals may have originated in Covered Countries. However, the Company cannot rule out the possibility that the conflict minerals originated in the Covered Countries.

A copy of this form is publicly available on the Company’s website at www.cameco.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

CAMECO CORPORATION	June 2, 2025

(Registrant)	(Date)

By:	/s/ Heidi Shockey
Name:	Heidi Shockey
Title:	Senior Vice-President and Deputy Chief Financial Officer